November 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Folake Ayoola

Christine Westbrook

Re:	Tilray, Inc.

Registration Statement on Form S-4

Filed October 11, 2019

File No. 333-234160

Dear Ms. Ayoola and Ms. Westbrook:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Registration Statement on Form S-4 filed October 11, 2019

Description of Tilray’s Capital Stock

Choice of Forum, page 170

1.

We note your disclosure that Tilray’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether your forum selection provision applies to actions arising under the Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to Exchange Act claims. Please also revise the related risk factor on page 56 accordingly. You also state that Tilray’s amended and restated certificate of incorporation provides that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700  f: (206) 452-8800  cooley.com

November 8, 2019

Page Two

the rules and regulations thereunder and expand the related risk factor on page 56 to state that there is uncertainty as to whether a court would enforce such provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 56 and 170 in Amendment No. 1. The Company also confirms that the Company’s future periodic reports filed with the Commission under the Exchange Act of 1934, as amended (the “Exchange Act”), will include this revised disclosure regarding the Company’s exclusive forum provisions, which will inform investors that the provision does not apply to Exchange Act claims.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.

Dara Redler, Tilray, Inc.

Peter Rivas, Tilray, Inc.

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Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700  f: (206) 452-8800  cooley.com